Columbia Funds Series Trust I

225 Franklin Street

Boston, MA 02110

December 12, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)
Columbia Global Technology Growth Fund (the “Fund”)
Post-Effective Amendment No. 211
File Nos. 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on December 9, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

Comment 1:	Please confirm that the 80% policy is a part of the Fund’s investment objective.

Response:	The Fund’s investment objective includes an 80% policy.

Comment 2:	The 80% policy in the investment objective under the Investment Objective section and the 80% policy that is a part of the Fund’s principal investment strategy and disclosed in Principal Investment Strategies section are slightly different.

Response:	The Fund’s investment objective is to seek capital appreciation by investing, under normal market conditions, at least 80% of its total net assets (plus any borrowings for investment purposes) in stocks of technology companies that may benefit from technological improvements, advancements or developments. The Fund’s “names rule” policy is: Under normal circumstances, the Fund invests at least 80% of net assets (including the amount of any borrowings for investment purposes) in equity securities (including, but not limited to, common stocks, preferred stocks and securities convertible into common or preferred stocks) of technology companies that may benefit from technological improvements, advancements or developments. The Fund is subject to both 80% policies. Although their wording differs slightly, they are consistent with each other and compliance with the investment objective will mean compliance with the names rule policy.

Comment 3:	Is the investment objective of the Fund (including the 80% policy) stated in marketing materials for the Fund?

Response:	Yes, the full objective (including the 80% policy within it) is included in the Fund’s fact sheets, which are the only marketing materials of the Fund.

Comment 4:	The Fund’s 80% policy does not define technology companies. Consider adding a definition of technology companies.

Response:	We believe that the current description of companies included in the 80% policy (companies that may benefit from technological improvements, advancements or developments) is sufficient.

Comment 5:	In the Fees and Expenses of the Fund section, the Annual Fund Operating Expenses and Example tables are blank. Please provide the completed tables with the response letter.

Response:	The completed Annual Fund Operating Expenses and Example tables are as follows:

Shareholder Fees (fees paid directly from your Investment)

	Class A		Class B		Class C		Classes R4, R5 and Z
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%		None		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	5.00	%(b)	1.00	%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your Investment)

	Class A	Class B	Class C	Class R4	Class R5	Class Z
Management fees	0.87%	0.87%	0.87%	0.87%	0.87%	0.87%
Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.00%	0.00%
Other expenses(d)	0.32%	0.32%	0.32%	0.32%	0.16%	0.32%
Total annual Fund operating expenses	1.44%	2.19%	2.19%	1.19%	1.03%	1.19%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months of purchase, as follows: 1.00% if redeemed within 12 months of purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.
(b)	This charge decreases over time.
(c)	This charge applies to redemptions within one year of purchase, with certain limited exceptions.
(d)	Other expenses for Class A, Class B, Class C, Class R4, Class R5 and Class Z shares have been restated to reflect current fees paid by the Fund.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class A (whether or not shares are redeemed)	$713	$1,004	$1,317	$2,200
Class B (assuming redemption of all shares at the end of the period)	$722	$985	$1,375	$2,334
Class B (assuming no redemption of shares)	$222	$685	$1,175	$2,334
Class C (assuming redemption of all shares at the end of the period)	$322	$685	$1,175	$2,524
Class C (assuming no redemption of shares)	$222	$685	$1,175	$2,524
Class R4 (whether or not shares are redeemed)	$121	$378	$654	$1,443
Class R5 (whether or not shares are redeemed)	$105	$328	$569	$1,259
Class Z (whether or not shares are redeemed)	$121	$378	$654	$1,443

Comment 6:	If applicable, include disclosure related to investment in securities in emerging markets countries in the Principal Investment Strategies and Principal Risks sections of the prospectus.

Response:	The Fund does not intend to invest a material amount in securities in emerging markets countries as part of its principal investment strategies.

Comment 7:	Verify if the Fund will invest at least 40% of its net assets in foreign currencies or in foreign companies.

Response:	Under normal circumstances, the Fund invests at least 40% of its net assets in foreign currencies or foreign companies (which are considered companies that maintain their principal place of business or conduct their principal business activities outside the U.S., companies that have their securities traded on non-U.S. exchanges or companies that have been formed under the laws of non-U.S. countries). From time to time, the Fund may be below this 40% level and, in such circumstances, the Fund will endeavor to invest its assets to bring the Fund’s net assets above this 40% level while giving due regard to the investment manager’s view of market and other conditions and available investment opportunities.

Comment 8:	Please consider removing the third paragraph under the Principal Investment Strategies section as this information is covered in the disclosure in the prior paragraphs.

Response:	It is possible for a fund to satisfy a policy to invest in companies that may be considered “technology” companies while not being concentrated in the technology industry. As a result, we believe including the concentration policy is important disclosure to include in the prospectus. See Item 4(a) and Item 9(b) of Form N-1A.

Comment 9:	Is the investment objective a fundamental policy or a non-fundamental policy.

Response:	The investment objective of the Fund is a fundamental policy, which may only be changed with shareholder approval, in which case shareholders would receive a proxy statement in connection therewith. This is disclosed under More Information About the Fund – Investment Objective.

Comment 10:	Under More Information About the Fund – Transactions in Derivatives section, please confirm that the derivatives disclosure is consistent with the observations outlined in the Barry Miller letter titled Derivatives-Related Disclosures by Investment Companies (the Barry Miller Letter).

Response:	So confirmed.

Comment 11:	The Expense Reimbursement Arrangements and Impact on Past Performance section includes disclosure related to contractual fee waivers/expense reimbursements expiring as of December 31, 2014. Please confirm that this is correct.

Response:	The Fund will not have contractual fee waivers/expense reimbursements. The disclosure will be revised to reflect that the Fund will have voluntary fee waivers/expense reimbursements.

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or Katina A. Walker at (612) 671-6990.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I